Exhibit 99.1

ARD Finance S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARD Finance S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of ARD Finance S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Dublin, Ireland

February 22, 2018

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting in 2017. We have not determined the specific year we began serving as auditor of the Company or its predecessors.

ARD Finance S.A.

ARD FINANCE S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
			Note 4			Note 4			Note 4
Revenue	3	7,644	—	7,644	6,345	—	6,345	5,199	—	5,199
Cost of sales		(6,321)	(85)	(6,406)	(5,221)	(15)	(5,236)	(4,285)	(37)	(4,322)
Gross profit/(loss)		1,323	(85)	1,238	1,124	(15)	1,109	914	(37)	877
Sales, general and administration expenses		(359)	(43)	(402)	(300)	(116)	(416)	(274)	(44)	(318)
Intangible amortization	8	(235)	—	(235)	(173)	—	(173)	(109)	—	(109)
Operating profit/(loss)		729	(128)	601	651	(131)	520	531	(81)	450
Finance expense	5	(479)	(123)	(602)	(528)	(165)	(693)	(514)	(13)	(527)
Finance income	5	—	—	—	—	78	78	—	—	—
Profit/(loss) before tax		250	(251)	(1)	123	(218)	(95)	17	(94)	(77)
Income tax (charge)/credit	6	(87)	122	35	(103)	43	(60)	(75)	32	(43)
Profit/(loss) for the year		163	(129)	34	20	(175)	(155)	(58)	(62)	(120)

Profit/(loss) attributable to:
Owners of the parent				31			(155)			(120)
Non-controlling interests				3			—			—
Profit/(loss) for the year				34			(155)			(120)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ARD Finance S.A.

ARD FINANCE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2017	2016	2015
	Note	€m	€m	€m
Profit/(loss) for the year		34	(155)	(120)
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		(1)	(55)	(139)
		(1)	(55)	(139)
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		(226)	50	44
—Movement out of reserve		230	(77)	(43)
—Movement in deferred tax		1	(4)	—
		5	(31)	1
Items that will not be reclassified to income statement
—Re-measurements of employee benefit obligations	18	43	(121)	72
—Deferred tax movement on employee benefit obligations		(6)	16	(27)
		37	(105)	45
Total other comprehensive income/(expense) for the year		41	(191)	(93)
Total comprehensive income/(expense) for the year		75	(346)	(213)
Attributable to:
Owners of the parent		69	(346)	(213)
Non-controlling interests		6	—	—
Total comprehensive income/(expense) for the year		75	(346)	(213)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ARD Finance S.A.

ARD FINANCE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2017	2016
	Note	€m	€m
Non-current assets
Intangible assets	8	3,422	3,904
Property, plant and equipment	9	2,808	2,911
Derivative financial instruments	17	6	124
Deferred tax assets	11	184	259
Other non-current assets	10	21	20
		6,441	7,218
Current assets
Inventories	12	1,128	1,125
Trade and other receivables	13	1,062	1,164
Derivative financial instruments	17	13	11
Cash and cash equivalents	14	686	776
		2,889	3,076
TOTAL ASSETS		9,330	10,294
Equity attributable to owners of the parent
Issued capital	15	—	—
Other reserves		(325)	(329)
Retained earnings		(2,204)	(2,661)
		(2,529)	(2,990)
Non-controlling interests		(92)	2
TOTAL EQUITY		(2,621)	(2,988)
Non-current liabilities
Borrowings	17	8,400	9,699
Employee benefit obligations	18	831	905
Derivative financial instruments	17	251	—
Deferred tax liabilities	11	486	694
Provisions	19	37	57
		10,005	11,355
Current liabilities
Borrowings	17	2	8
Interest payable		89	112
Derivative financial instruments	17	2	8
Trade and other payables	20	1,660	1,548
Income tax payable		135	182
Provisions	19	58	69
		1,946	1,927
TOTAL LIABILITIES		11,951	13,282
TOTAL EQUITY and LIABILITIES		9,330	10,294

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ARD Finance S.A.

ARD FINANCE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
		Foreign
		currency	Cash flow			Non-
	Share	translation	hedge	Retained		controlling
	capital	reserve	reserve	earnings	Total	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
	Note 15
At January 1, 2015	—	(102)	(3)	(2,041)	(2,146)	2	(2,144)
Loss for the year	—	—	—	(120)	(120)	—	(120)
Other comprehensive (expense)/income	—	(139)	1	45	(93)	—	(93)
Return of capital to parent company	—	—	—	(15)	(15)	—	(15)
At December 31, 2015	—	(241)	(2)	(2,131)	(2,374)	2	(2,372)
Loss for the year	—	—	—	(155)	(155)	—	(155)
Other comprehensive expense	—	(55)	(31)	(105)	(191)	—	(191)
Dividends paid (Note 15)	—	—	—	(270)	(270)	—	(270)
At December 31, 2016	—	(296)	(33)	(2,661)	(2,990)	2	(2,988)
Profit for the year	—	—	—	31	31	3	34
Other comprehensive (expense)/income	—	(1)	5	34	38	3	41
Share issuance by subsidiary (Note 1)	—	—	—	395	395	(92)	303
Dividends paid (Note 15)	—	—	—	(3)	(3)	(7)	(10)
Non-controlling interest in disposed business	—	—	—	—	—	(1)	(1)
At December 31, 2017	—	(297)	(28)	(2,204)	(2,529)	(92)	(2,621)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

ARD Finance S.A.

ARD FINANCE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2017	2016	2015
	Note	€m	€m	€m
Cash flows from operating activities
Cash generated from operations	21	1,330	1,109	950
Interest paid — excluding cumulative PIK interest paid	(i)	(510)	(372)	(323)
Cumulative PIK interest paid	(i)	—	(184)	—
Income tax paid		(90)	(84)	(59)
Net cash from operating activities		730	469	568
Cash flows from investing activities
Purchase of business net of cash acquired	22	—	(2,685)	—
Purchase of property, plant and equipment		(422)	(310)	(304)
Purchase of software and other intangibles		(19)	(12)	(8)
Proceeds from disposal of property, plant and equipment		5	4	8
Net cash used in investing activities		(436)	(3,003)	(304)
Cash flows from financing activities
Proceeds from borrowings		3,497	5,479	—
Repayment of borrowings		(4,061)	(2,322)	(198)
Return of capital to parent company		—	—	(15)
Net proceeds from share issuance by subsidiary		306	—	—
Dividends paid to parent company	15	(3)	(270)	—
Dividends paid by subsidiary to non-controlling interest		(7)	—	—
Early redemption premium costs paid		(85)	(108)	(8)
Deferred debt issue costs paid		(39)	(72)	(2)
Proceeds from the termination of derivative financial instruments	17	42	—	81
Net cash (outflow)/inflow from financing activities		(350)	2,707	(142)
Net (decrease)/increase in cash and cash equivalents		(56)	173	122
Cash and cash equivalents at the beginning of the year	14	776	554	433
Exchange (losses)/gains on cash and cash equivalents		(34)	49	(1)
Cash and cash equivalents at the end of the year	14	686	776	554

(i)	Total interest paid for the year ended December 31, 2017 is €510 million (2016: €556 million; 2015: €323 million).

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial  statements.

ARD Finance S.A.

ARD FINANCE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg.

On March 20, 2017 a subsidiary of the Company, Ardagh Group S.A. (“Ardagh”), closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”). Following the IPO, the Company recognized a non-controlling interest of €92 million.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by Ardagh and its subsidiaries (together the “Ardagh Group”). All of the financing of the Group other than the 7.125%/7.875% $770 million Senior Secured Toggle Notes due 2023, and the 6.625%/7.375% €845 million Senior Secured Toggle Notes due 2023 (the “Toggle Notes”, as described in Note 17) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

The principal accounting policies that have been applied to the consolidated financial statements are described in Note 2.

2. Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the International Accounting Standards Board (“IASB”). IFRS is comprised of standards and interpretations approved by the IASB and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

The consolidated financial statements, are presented in euro which is the functional currency of the Company, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

•	derivative financial instruments are stated at fair value; and
•	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re‑evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

The consolidated financial statements for the Group were authorized for issue by the Board of Directors of ARD Finance S.A. (the “Board”) on February 21, 2018.

ARD Finance S.A.

Re-presentation of prior year comparatives

In accordance with IFRS 3R ‘Business Combinations’, a number of fair value adjustments were made in relation to the net assets acquired as part of the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (the “Beverage Can Acquisition”) completed on June 30, 2016. The measurement period in respect of the Beverage Can Acquisition during which the Group may adjust the provisional amounts recognized for the assets and liabilities acquired closed on June 30, 2017. The purchase price allocation in respect of the Beverage Can Acquisition was completed on June 30, 2017.

Accordingly, the consolidated income statement and consolidated statement of comprehensive income for the year ended December 31, 2016, the consolidated statement of financial position at December 31, 2016, and the consolidated statement of changes in equity for the year ended December 31, 2016 were re-presented to reflect the revised fair values and related tax consequences. This re-presentation has no impact on the consolidated statement of cash flows as previously reported. Please refer to Note 22 for details of the final fair value of assets acquired and liabilities assumed as part of the Beverage Can Acquisition.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Board. Amendments to IAS 7, “Statement of cash flows”, effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going, unless otherwise stated.

IFRS 15, “Revenue from contracts with customers” replaces IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.  IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

During 2017 the Group completed its assessment of the potential impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effects that this standard may have on the consolidated income statement and consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. Upon adoption of IFRS 15, where the Group manufactures products for customers that have no alternative use and for which the group has an enforceable right to payment for production completed to date, the standard will require the Group to recognize revenue earlier than current standards such that, for certain contracts, a portion of revenue will be recognized prior to dispatch of goods.

Based on the analysis performed to date, the Group does not expect that the adoption of the new standard will have a material impact on the amount of revenue recognized, when compared to the previous accounting guidance. The Group will recognize a contract asset as opposed to inventory as of the date of adoption of the new standard representing revenue that is accelerated as of that date under the new guidance. The Group expects that the adoption of the standard will not have any other material impact on the consolidated statement of financial position. The new guidance will have no impact on the consolidated statement of cash flows. The Group has determined that it shall report under the new standard on a modified retrospective basis upon adoption in the first quarter of 2018 which results in the Group retaining prior period figures as reported under the previous standards and recognising the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of retained earnings as at the date of initial adoption.

IFRS 9, “Financial instruments” replaces IAS 39 “Financial instruments: Recognition and measurement” (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting. It also includes an expected credit loss model that replaces the incurred impairment loss model currently used as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018 and the Group will adopt the new standard from the effective date. The Group does not expect there to be a significant impact on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position in respect of the classification of financial assets and liabilities, the adoption of the new hedge accounting model and the introduction of an expected credit loss model.

ARD Finance S.A.

IFRS 16, “Leases”, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, “Leases”, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 “Uncertainty over income tax treatments”, which clarifies how the recognition and measurement requirements of IAS 12 “Income taxes”, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Group’s assessment of the impact of IFRIC 23 is on-going and it is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

Basis of consolidation

(i)	Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de‑consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)	Transactions eliminated on consolidation

Transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

ARD Finance S.A.

Foreign currency

(i)	Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under ‘Derivative financial instruments’ below. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non‑monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combinations and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash‑generating units (“CGU”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment.

ARD Finance S.A.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash‑generating unit retained.

Intangible assets

Intangible assets are initially recognized at cost.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight‑line basis on the assumption of zero residual value as follows:

Computer software	2	-	7	years
Customer relationships	5	-	15	years
Technology	8	-	15	years

(i)	Computer software

Computer software development costs are recognized as assets. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(ii)	Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortization.

(iii)	Technology

Technology based intangibles acquired in a business combination are recognized at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv)	Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilized.

ARD Finance S.A.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight‑line basis over the period of the lease.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de‑recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation is charged to the consolidated income statement on a straight‑line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30	-	40	years
Plant and machinery	3	-	40	years
Molds	2	-	3	years
Office equipment and vehicles	3	-	10	years

Assets’ useful lives and residual values are adjusted if appropriate, at each balance sheet date.

Impairment of non‑financial assets

Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long lived intangible assets are allocated to groups of CGU. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non‑financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

ARD Finance S.A.

The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first‑in, first‑out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work‑in‑progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non‑derivative financial instruments

Non‑derivative financial instruments comprise trade and other receivables, cash and cash equivalents, restricted cash, borrowings and trade and other payables. Non‑derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non‑derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognized initially at fair value and are thereafter measured at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment of trade receivables is recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

(ii)	Securitized assets

The Group previously entered into a series of securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party. On December 7, 2017 the Group closed its securitization facility. The Group entered into a Global Asset Based Loan transaction (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Cash and cash equivalents

Cash and cash equivalents include cash in hand and call deposits held with banks. Cash and cash equivalents are carried at amortized cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash and cash equivalents are classified as financial assets within current assets and stated at amortized cost.

ARD Finance S.A.

(iv)	Restricted cash

Restricted cash comprises cash held by the Group but which is ring‑fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings (including related party debt)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re‑measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 17. The full fair value of a hedging derivative is classified as a non‑current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. Amounts accumulated in other comprehensive income are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges.

(iii)	Fair value hedges

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognized asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

ARD Finance S.A.

The gain or loss relating to the effective portion of derivatives with fair value hedge accounting is recognized in the consolidated income statement within “finance income/(expense)”. The gain or loss relating to the ineffective portion is also recognized in the consolidated income statement within “finance income/(expense)”. If a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to profit or loss over the period to maturity.

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments, related party convertible borrowings and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions (Notes 17 and 18)
•	Contingent consideration
•	Quantitative disclosures of fair value measurement hierarchy (Note 17)
•	Financial instruments (including those carried at amortized cost) (Note 17)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non‑financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

ARD Finance S.A.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in the consolidated income statement.

(ii)	Multi‑employer pension plans

Multi‑employer craft or industry based pension schemes (“multi‑employer schemes”) have arrangements similar to those of defined benefit schemes. In each case it is not possible to identify the Group’s share of the underlying assets and liabilities of the multi‑employer schemes and therefore in accordance with IAS 19(R), the Group has taken the exemption for multi‑employer pension schemes to account for them as defined contribution schemes recognizing the contributions payable in each period in the consolidated income statement.

(iii)	Other end of service employee benefits

In a number of countries, the Group pays lump sums to employees leaving service. These arrangements are accounted in the same manner as defined benefit pension plans.

(iv)	Other long term employee benefits

The Group’s obligation in respect of other long term employee benefits plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post‑retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(v)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre‑tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Revenue from the sale of goods is recognized in the consolidated income statement when the significant risks and rewards of ownership have been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates are provided for in the same period as the related revenues are recorded. Revenue is presented net of such rebates as well as cash discounts and value added tax.

ARD Finance S.A.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation to and associated with plant builds, significant new line investments or new furnaces, major litigation costs and settlements and impairment of non‑current assets. In this regard the determination of ‘significant’ as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), finance lease expenses, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

ARD Finance S.A.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

The Board of Directors in addition to certain members of the Board of Directors of Ardagh Group S.A. has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting provided to the CODM in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Estimated impairment of goodwill and other long lived assets

In accordance with IAS 36 “Impairment of assets” (“IAS 36”), the Group tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of recoverable amounts requires the use of estimates as outlined in Note 8. The Group’s judgments relating to the impairment of goodwill and other long lived assets are included in Notes 8 and 9.

(ii)	Establishing lives for the purposes of depreciation and amortization of property, plant and equipment and intangibles

Long lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the Group’s total assets. The annual depreciation and amortization charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Board regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use.

(iii)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iv)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group with the assistance of professional actuaries, values such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 18.

ARD Finance S.A.

(v)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 “Presentation of financial statements” (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(vi)	Business combinations and goodwill

Goodwill only arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

3. Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group’s performance is reviewed by the CODM.

Net finance expense is not allocated to segments as these are reviewed by the CODM on a group‑wide basis. Performance of the segments is assessed based on Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. Segment revenues are derived from sales to external customers. Inter‑segmental revenue is not material.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non‑current assets, inventories, trade and other receivables and cash and cash equivalents and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2.

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Profit/(loss) for the year	34	(155)	(120)
Income tax (credit)/charge (Note 6)	(35)	60	43
Net finance expense (Note 5)	602	615	527
Depreciation and amortization (Notes 8, 9)	611	507	403
Exceptional operating items (Note 4)	128	131	81
Adjusted EBITDA	1,340	1,158	934

ARD Finance S.A.

The segment results for the year ended December 31, 2017 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	€m	€m	€m	€m	€m
Revenue	2,967	1,714	1,376	1,587	7,644
Adjusted EBITDA	491	235	301	313	1,340
Capital expenditure	156	71	98	111	436
Segment assets	3,740	1,549	1,855	2,186	9,330

The segment results for the year ended December 31, 2016 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	€m	€m	€m	€m	€m
Revenue	2,235	1,059	1,392	1,659	6,345
Adjusted EBITDA	366	139	296	357	1,158
Capital expenditure	72	35	90	121	318
Segment assets	3,946	1,835	1,899	2,614	10,294

The segment results for the year ended December 31, 2015 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	€m	€m	€m	€m	€m
Revenue	1,650	390	1,452	1,707	5,199
Adjusted EBITDA	260	44	284	346	934
Capital expenditure	46	15	109	134	304
Segment assets	1,863	405	1,766	2,305	6,339

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

No customer accounted for greater than 10% of total revenue in 2017 (2016: none; 2015: one customer).

Total revenue and non‑current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non‑current assets, in the current or prior years presented, are as follows:

	Year ended December 31,
	2017	2016	2015
Revenue	€m	€m	€m
U.S.	2,899	2,437	1,997
United Kingdom	781	724	662
Germany	712	656	573

	At December 31,
	2017	2016
Non-current assets	€m	€m
U.S.	1,849	2,189
Germany	855	760
United Kingdom	564	527

The revenue above is attributed to countries on a destination basis.

ARD Finance S.A.

The Company is domiciled in Luxembourg. During the year the Group had revenues of €3 million (2016: €2 million, 2015: €2 million) with customers in Luxembourg. Non‑current assets located in Luxembourg were €nil (2016: €nil).

Within each reportable segment our packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

4. Exceptional items

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Exceptional impairment - property, plant and equipment	46	8	—
Restructuring costs	32	14	12
Start-up costs	7	5	27
Exceptional impairment - working capital	—	—	(2)
Non-cash inventory adjustment	—	9	—
Past service credit	—	(21)	—
Exceptional items - cost of sales	85	15	37
Transaction related costs - acquisition, integration and IPO	43	114	41
Restructuring and other costs	—	2	3
Exceptional items - SGA expenses	43	116	44
Debt refinancing and settlement costs	109	140	13
Exceptional loss on derivative financial instruments	14	10	—
Interest payable on acquisition notes	—	15	—
Exceptional items - finance expense	123	165	13
Exceptional gain on derivative financial instruments	—	(78)	—
Exceptional items - finance income	—	(78)	—
Total exceptional items	251	218	94

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2017

Exceptional items of €251 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	€46 million property, plant and equipment impairment charges arising principally from capacity realignment in Glass Packaging North America and Metal Packaging Europe.

•

€43 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Acquisition and other IPO and transaction related costs.

•

€14 million exceptional loss on the termination, in June 2017, of $500 million of the Group’s U.S. dollar to British pound cross currency interest rate swaps (“CCIRS”), of which €11 million relates to cumulative losses recycled from other comprehensive income.

•	€32 million relating to capacity realignment and restructuring costs in Metal Packaging Europe.

•	€7 million of start-up costs in Metal Packaging Americas and Glass Packaging North America.

ARD Finance S.A.

2016

Exceptional items of €218 million have been recognized in the year ended December 31, 2016, primarily comprising:

•	€21 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	Restructuring costs relate principally to €7 million in Metal Packaging Europe, €2 million in Metal Packaging Americas and €4 million in Glass Packaging North America.
•	€114 million transaction related costs primarily attributable to the IPO and Beverage Can Acquisition.
•

€140 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	€15 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

€8 million plant, property and equipment impairment charges, of which €5 million relates to impairment of plant and machinery in Metal Packaging Europe and €3 million relates to the impairment of a plant in Metal Packaging Americas.

•

€78 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

•	The €10 million exceptional loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.

2015

Exceptional items of €94 million have been incurred in the year ended December 31, 2015, primarily comprising:

•	€38 million transaction costs, largely associated with the Group’s withdrawn initial public offering of its Metal Packaging business.
•	€27 million start‑up costs related to two plants in Metal Packaging Americas.
•	Restructuring costs of €9 million in Metal Packaging Europe and €5 million in Glass Packaging North America.
•	€3 million acquisition and disposal costs.
•	€2 million reversal of impairment of assets in Metal Packaging Europe.
•

€13 million finance costs comprised of €8 million premium on redemption of the €180 million 8¾% Senior notes due 2020 and repaid in February 2015, €3 million accelerated amortization of deferred finance costs relating to the €180 million 8¾% Senior notes and €2 million other finance costs.

ARD Finance S.A.

5. Finance income and expense

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Senior secured and senior notes	492	447	378
Term loan	5	26	26
Other interest expense	6	7	8
Interest expense	503	480	412
Net pension interest cost (Note 18)	22	24	23
Loss on derivative financial instruments	24	—	—
Foreign currency translation (gains)/losses	(68)	29	77
Other finance (income)/expense	(2)	(5)	2
Finance expense before exceptional items	479	528	514
Exceptional finance expense (Note 4)	123	165	13
Total finance expense	602	693	527
Exceptional finance income (Note 4)	—	(78)	—
Net finance expense	602	615	527

6. Income tax

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Current tax:
Current tax for the year	88	63	54
Adjustments in respect of prior years	1	(18)	33
Total current tax	89	45	87
Deferred tax:
Deferred tax for the year	(119)	(10)	7
Adjustments in respect of prior years	(5)	25	(51)
Total deferred tax	(124)	15	(44)
Income tax (credit)/charge	(35)	60	43

Reconciliation of income tax (credit)/charge and the accounting loss multiplied by the Group’s domestic tax rate for 2017, 2016 and 2015 is as follows:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Loss before tax	(1)	(95)	(77)
Loss before tax multiplied by the standard rate of Luxembourg corporation tax: 27.08% (2016: 29.22%; 2015: 29.22%)	—	(28)	(22)
Tax losses for which no deferred income tax asset was recognized	—	1	2
Re-measurement of deferred taxes	(69)	(5)	(5)
Adjustment in respect of prior years	(4)	7	(18)
Income subject to state and other local income taxes	15	9	11
Income taxed at rates other than standard tax rates	(17)	19	27
Non-deductible items	33	60	52
Other	7	(3)	(4)
Income tax (credit)/charge	(35)	60	43

The total income tax (credit)/charge outlined above for each year includes tax credits of €122 million in 2017 (2016: €43 million; 2015: €32 million) in respect of exceptional items. This includes a credit of €68 million on re-measurement of deferred tax positions following the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America.
ARD Finance S.A.

On December 22, 2017, the TCJA was signed into US law. On re-measurement of Ardagh Group’s deferred tax positions following the enactment of the TCJA, a one-time non cash benefit of €68 million was recorded to the income statement. This credit reflects a reduction in Ardagh Group’s US net deferred tax liability due to the reduction in the US federal corporate tax rate, which will apply when the existing temporary differences reverse, from the existing rate of 35% to 21% with effect from January 1, 2018. The additional tax credit on re-measurement of deferred tax positions of €1 million is attributable to the progressive reduction in the French corporate income tax rate, which will apply when the existing temporary differences reverse, from 28% to 25%.

Non‑deductible items principally relate to non‑deductible interest expense in Ireland and Luxembourg and income taxed at non‑standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 27.08% rate) on earnings.

7. Employee costs

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Wages and salaries	1,196	1,076	927
Social security costs	186	151	133
Defined benefit plan pension costs (Note 18)	41	42	45
Defined benefit past service credit (Note 18)	(9)	(39)	—
Defined contribution plan pension costs (Note 18)	31	31	14
	1,445	1,261	1,119

	At December 31,
Employees	2017	2016	2015
Production	20,793	20,823	17,068
Administration	2,699	2,712	1,790
	23,492	23,535	18,858

ARD Finance S.A.

8. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	€m	€m	€m	€m	€m
Cost
At January 1, 2016	1,047	851	181	49	2,128
Acquisitions	904	1,247	31	11	2,193
Additions	—	—	8	3	11
Impairment	—	—	—	(2)	(2)
Exchange	30	44	2	—	76
At December 31, 2016	1,981	2,142	222	61	4,406
Amortization
At January 1, 2016		(233)	(51)	(34)	(318)
Charge for the year		(143)	(23)	(7)	(173)
Exchange		(2)	(9)	—	(11)
At December 31, 2016		(378)	(83)	(41)	(502)
Net book value
At December 31, 2016	1,981	1,764	139	20	3,904
Cost
At January 1, 2017	1,981	2,142	222	61	4,406
Additions	—	—	5	14	19
Derecognition of fully amortized assets	—	(36)	—	—	(36)
Exchange	(146)	(142)	(18)	(2)	(308)
At December 31, 2017	1,835	1,964	209	73	4,081
Amortization
At January 1, 2017		(378)	(83)	(41)	(502)
Charge for the year		(199)	(28)	(8)	(235)
Derecognition of fully amortized assets		36	—	—	36
Exchange		35	6	1	42
At December 31, 2017		(506)	(105)	(48)	(659)
Net book value
At December 31, 2017	1,835	1,458	104	25	3,422

In the year ended December 31, 2017 an intangible asset relating to an acquired customer relationship in Glass Packaging North America was derecognised. This asset had reached the end of its estimated useful life and had a net book value of €nil at the date of derecognition.

Goodwill

Allocation of goodwill

Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. Goodwill acquired through business combination activity is allocated to CGUs that are expected to benefit from synergies arising from that combination. The allocation of goodwill arising from the Beverage Can Acquisition was finalized on June 30, 2017.

ARD Finance S.A.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated is set out below:

	At December 31,
	2017	2016
	€m	€m
Metal Packaging Europe - excluding the Beverage Can Business ('Metal Europe')	267	268
Metal Packaging Americas - excluding the Beverage Can Business ('Metal Americas')	24	28
Metal Packaging Europe - Beverage Can Business ('Beverage Europe')	504	507
Metal Packaging Americas - Beverage Can Business ('Beverage Americas')	364	414
Glass Packaging Europe	54	57
Glass Packaging North America	622	707
Total Goodwill	1,835	1,981

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget.

Recoverable amount and carrying amount

The Group used the value in use (“VIU”) model for the purposes of the goodwill impairment testing as this reflects the Group’s intention to hold and operate the assets.

The VIU model used the 2018 budget approved by the Board of Directors of Ardagh Group S.A. (2016: 2017 two‑year budget). The budget was then extended for a further four ‑ year period (2016: 2017 three‑year period) making certain assumptions including that long - term capital expenditure equals depreciation and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

The terminal value assumed long term growth in line with long term inflation.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation, tax and working capital.

The discount rate applied to cash flows in the VIU model was estimated using the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

The modelled cash flows take into account the Group’s established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

A sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying values of the CGUs.

ARD Finance S.A.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

						Glass
					Glass	Packaging
	Metal	Metal	Beverage	Beverage	Packaging	North
	Europe	Americas	Europe	Americas	Europe	America
	€m/%	€m/%	€m/%	€m/%	€m/%	€m/%
2017
Carrying amount of goodwill	267	24	504	364	54	622
Excess of recoverable amount	2,588	376	1,376	655	2,424	716
Pre-tax discount rate applied	7.3	8.3	7.4	9.6	8.2	9.1
Growth rate for terminal value	1.5	1.5	1.5	1.5	1.5	1.5
2016
Carrying amount of goodwill	268	28	507	414	57	707
Excess of recoverable amount	2,178	372	582	274	2,057	1,630
Pre-tax discount rate applied	8.3	9.8	8.9	11.9	8.7	10.3
Growth rate for terminal value	1.5	2.0	1.5	2.0	1.5	2.0

ARD Finance S.A.

9. Property, plant and equipment

		Plant,	Office
	Land and	machinery	equipment
	buildings	and other	and vehicles	Total
	€m	€m	€m	€m
Cost
At January 1, 2016	761	2,855	51	3,667
Acquisitions (Note 22)	171	461	—	632
Additions	3	315	5	323
Impairment	—	(8)	—	(8)
Disposals	(6)	(192)	(10)	(208)
Transfers	13	(29)	16	—
Exchange	(9)	(43)	(1)	(53)
At December 31, 2016	933	3,359	61	4,353
Depreciation
At January 1, 2016	(174)	(1,161)	(25)	(1,360)
Charge for the year	(26)	(299)	(9)	(334)
Disposals	4	191	9	204
Exchange	6	41	1	48
At December 31, 2016	(190)	(1,228)	(24)	(1,442)
Net book value
At December 31, 2016	743	2,131	37	2,911
Cost
At January 1, 2017	933	3,359	61	4,353
Additions	7	447	5	459
Impairment (Note 4)	—	(46)	—	(46)
Disposals	(4)	(142)	(9)	(155)
Transfers	10	(8)	6	8
Exchange	(34)	(156)	(4)	(194)
At December 31, 2017	912	3,454	59	4,425
Depreciation
At January 1, 2017	(190)	(1,228)	(24)	(1,442)
Charge for the year	(31)	(336)	(9)	(376)
Disposals	2	139	9	150
Transfers	1	(2)	1	—
Exchange	3	46	2	51
At December 31, 2017	(215)	(1,381)	(21)	(1,617)
Net book value
At December 31, 2017	697	2,073	38	2,808

Depreciation expense of €369 million (2016: €329 million; 2015: €289 million) has been charged in cost of sales and €7 million (2016: €5 million; 2015: €5 million) in sales, general and administration expenses.

Transfers primarily relate to the reclassification of construction in progress to the applicable classification within property, plant and equipment and the reclassification of certain consumables with an estimated useful life of greater than one year, from inventory to property, plant and equipment. Construction in progress at December 31, 2017 was €201 million (2016: €114 million).

Included in property, plant and equipment is an amount for land of €188 million (2016: €195 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2016: €nil).

ARD Finance S.A.

Impairment

The Board of Directors of Ardagh Group S.A. has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2017 in accordance with IAS 36. In the year ended December 31, 2017 an impairment charge of €46 million (2016: €8 million) has been recognized, of which €32 million (2016: €nil) relates to the impairment of plant and machinery in Glass Packaging North America and  €14 million (2016: €5 million) relates to the impairment of plant and machinery in Metal Packaging Europe, arising principally from capacity realignment.

Finance leases

The depreciation charge for capitalized leased assets was €1 million (2016: €1 million; 2015: €1 million) and the related finance charges were €nil (2016: €nil; 2015: €nil). The net carrying amount is €10 million (2016: €10 million).

Operating lease commitments

During the year, the expense in respect of operating lease commitments was as follows:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Plant and machinery	5	5	5
Land and buildings	19	24	21
Office equipment and vehicles	10	9	8
	34	38	34

At December 31, the Group had total commitments under non‑cancellable operating leases which expire:

	At December 31,
	2017	2016	2015
	€m	€m	€m
Not later than one year	29	30	27
Later than one year and not later than five years	64	69	69
Later than five years	67	68	67
	160	167	163

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2017	2016	2015
	€m	€m	€m
Contracted for	84	110	30
Not contracted for	12	19	6
	96	129	36

10. Other non‑current assets

At December 31, 2017 other non‑current assets of €21 million (2016: €20 million) include €8 million (2016: €6 million) relating to the Group’s investment in its joint ventures.

ARD Finance S.A.

11. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	€m	€m	€m
At January 1, 2016	397	(670)	(273)
Acquisition (Note 22)	73	(219)	(146)
(Charged)/credited to the income statement (Note 6)	(42)	27	(15)
Credited/(charged) to other comprehensive income	17	(5)	12
Reclassification	3	(3)	—
Exchange	(3)	(10)	(13)
At December 31, 2016	445	(880)	(435)
(Charged)/credited to the income statement (Note 6)	(60)	184	124
(Charged)/credited to other comprehensive income	(6)	1	(5)
Reclassification	4	(4)	—
Exchange	(26)	40	14
At December 31, 2017	357	(659)	(302)

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2017	2016
	€m	€m
Tax losses	28	32
Employee benefit obligations	156	172
Depreciation timing differences	75	82
Provisions	58	94
Other	40	65
	357	445
Available for offset	(173)	(186)
Deferred tax assets	184	259
Intangible assets	(329)	(482)
Accelerated depreciation and other fair value adjustments	(308)	(359)
Other	(22)	(39)
	(659)	(880)
Available for offset	173	186
Deferred tax liabilities	(486)	(694)

The tax credit/(charge) recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Tax losses	(2)	(3)	(17)
Employee benefit obligations	(19)	(12)	13
Depreciation timing differences	(5)	(12)	(2)
Provisions	(23)	—	(7)
Other deferred tax assets	(11)	(15)	19
Intangible assets	138	38	30
Accelerated depreciation and other fair value adjustments	26	(4)	17
Other deferred tax liabilities	20	(7)	(9)
	124	(15)	44

ARD Finance S.A.

Deferred tax assets are only recognized on tax loss carry‑forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of €52 million (2016: €43 million) in respect of tax losses amounting to €311 million (2016: €223 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. In addition, the Group did not recognize deferred tax assets of €42 million (2016: €70 million) in respect of capital losses amounting to €199 million (2016: €201 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

12. Inventories

	At December 31,
	2017	2016
	€m	€m
Raw materials and consumables	308	289
Mold parts	43	44
Work-in-progress	71	68
Finished goods	706	724
	1,128	1,125

Certain inventories held by the Ardagh Group have been pledged as security under the Group’s Global Asset Based Loan facility (Note 17). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2017 was not material.

13. Trade and other receivables

	At December 31,
	2017	2016
	€m	€m
Trade receivables	846	920
Other receivables and prepayments	216	244
	1,062	1,164

The fair values of trade and other receivables approximate the amounts shown above. Movements on the provision for impairment of trade receivables are as follows:

	2017	2016	2015
	€m	€m	€m
At January 1,	14	14	14
Provision for receivables impairment	5	1	2
Receivables written off during the year as uncollectible	—	(1)	(2)
At December 31,	19	14	14

The majority of the provision above relates to balances which are more than six months past due. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence that the customer is experiencing financial difficulty. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

ARD Finance S.A.

Providing against the remaining population of customers

Historic data is monitored and applied as the primary source of evidence to assess the level of losses incurred, although impairments cannot yet be identified with individual receivables. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for increase of the level of provision above historic loss experience. However, the fact that payments are made late by customers does not automatically provide evidence that a provision should be recognized.

As of December 31, 2017, trade receivables of €51 million (2016: €46 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2017	2016
	€m	€m
Up to three months past due	38	40
Three to six months past due	4	4
Over six months past due	9	2
	51	46

14. Cash and cash equivalents

	At December 31,
	2017	2016
	€m	€m
Cash at bank and in hand	567	733
Short term bank deposits	108	16
Restricted cash	11	27
	686	776

Within cash and cash equivalents, the Group had €11 million of restricted cash at December 31, 2017 (2016: €27 million), which includes bank guarantees, in the United States and early retirement plans in Germany.

15. Issued capital and reserves

Issued and fully paid shares:

	Number of
	shares
	(millions)	€m
At December 31, 2016
Ordinary shares (par value €0.01)	10.0	—
Issue of shares-ordinary shares (par value €0.01)	0.3	—
At December 31, 2017	10.3	—

During the year, the Company issued 256,410 ordinary shares for consideration equal to the par value of €0.01 each.

Further during the year ended December 31, 2017, the Group paid dividends of €10 million (2016: €270 million), comprising €7 million to the non-controlling interest of a subsidiary of the Company and €3 million to the Company’s ultimate parent company.

16. Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate risk, currency exchange risk, commodity price risk, credit risk, and liquidity risk.

ARD Finance S.A.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources. The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below.

Financial risks are managed on the advice of Group Treasury and senior management. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayments and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA consists of net profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. As at December 31, 2017 the ratio for the Group was 5.95x (2016: 7.61x; 2015: 6.26x).

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2017, the Group’s external borrowings were 93.2% (2016: 78.0%) fixed with a weighted average interest rate of 5.7% (2016: 5.6%; 2015: 6.2%). The weighted average interest rate of the Group for the year ended December 31, 2017 was 5.3% (2016: 5.4%; 2015: 6.2%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2017 a one percentage point increase in variable interest rates would increase interest payable by approximately €6 million (2016: €20 million).

Currency exchange risk

The Group operates in 22 countries, across five continents. The Group’s main currency exposure in the year to December 31, 2017 was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro may have a significant impact on the Group’s financial condition and results of operations as reported in euro. When considering the Group’s position, the Group believes that a strengthening of the euro exchange rate by 1% against all other foreign currencies from the December 31, 2017 rate would increase shareholders’ equity by approximately €2 million (2016: €13 million increase).

ARD Finance S.A.

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity (priced in U.S. dollars) on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Packaging Europe and Metal Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. In contrast, the hedging market for steel, and in particular that for coking coal, is a new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to placing hedges in the market.  The majority of our steel purchases are obtained under one‑year contracts with prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices. Furthermore, the relative price of oil and its by‑products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de‑coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass‑through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist the Group policy is to purchase gas and electricity by entering into forward price‑fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. We have 73% and 72% of our energy risk covered for 2018 and 2019, respectively.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘BBB+’ from at least two credit rating agencies are accepted, where possible.

ARD Finance S.A.

The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2017, the Group’s ten largest customers accounted for approximately 36% of total revenues (2016: 33%; 2015: 32%). There is no recent history of default with these customers.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;
•	limits the maturity of cash balances;
•	borrows the bulk of its debt needs under long term fixed rate debt securities; and
•	has internal control processes and contingency plans for managing liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans and covenant compliance and internal balance sheet ratio targets.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the above‑mentioned forecasts.

17. Financial assets and liabilities

The Group’s net external debt was as follows:

	At December 31,
	2017	2016
	€m	€m
Loan notes	8,392	9,070
Term loan	—	627
Other borrowings	10	10
Total borrowings	8,402	9,707
Cash, cash equivalents and restricted cash	(686)	(776)
Derivative financial instruments used to hedge foreign currency and interest rate risk	251	(124)
Net debt	7,967	8,807

ARD Finance S.A.

At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	€m	€m
		currency			currency
		m			m
Liabilities guaranteed by the ARD Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	642	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	845	—
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	834	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	596	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	451	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,414	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,376	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	367	—
Global Asset Based Facility	USD	813	07-Dec-22	Revolving	—	—	678
Finance lease obligations	GBP/EUR			Amortizing	—	7	—
Other borrowings / credit lines	EUR	4		Amortizing	—	3	1
Total borrowings / undrawn facilities						8,475	679
Deferred debt issue costs and bond premiums						(73)	—
Net borrowings / undrawn facilities						8,402	679
Cash, cash equivalents and restricted cash						(686)	686
Derivative financial instruments used to hedge foreign currency and interest rate risk						251	—
Net debt / available liquidity						7,967	1,365

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

Certain of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a number of financial covenants including a fixed charge coverage ratio. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

ARD Finance S.A.

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	€m	€m
		currency			currency
		m			m
Liabilities guaranteed by the Ard Finance Group
7.125%/7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	730	—
6.625%/7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	845	—
Liabilities guaranteed by the Ardagh Group
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,155	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	949	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	—
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,053	—
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	474	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	417	—
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	394	—
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	394	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,565	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	—
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	629	—
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	—	—	102
Bank of America Facility	USD	155	11-Apr-18	Revolving	—	—	147
Finance lease obligations	GBP/EUR			Amortizing	7	7	—
Other borrowings / credit lines	EUR	4		Amortizing	3	3	1
Total borrowings / undrawn facilities						9,805	250
Deferred debt issue costs and bond discount						(98)	—
Net borrowings / undrawn facilities						9,707	250
Cash, cash equivalents and restricted cash						(776)	776
Derivative financial instruments used to hedge foreign currency and interest rate risk						(124)	—
Net debt / available liquidity						8,807	1,026

The following table summarizes the Group’s movement in net debt:

	2017	2016
	€m	€m
Net decrease/(increase) in cash and cash equivalents per consolidated statement of cash flows	90	(222)
(Decrease)/increase in net borrowings and derivative financial instruments	(930)	3,179
(Decrease)/increase in net debt	(840)	2,957
Net debt at January 1,	8,807	5,850
Net debt at December 31,	7,967	8,807

The (decrease)/increase in net borrowings and derivative financial instruments includes proceeds from borrowings of €3.5 billion (2016: €5.5 billion), repayments of borrowings of €4.1 billion (2016: €2.3 billion), a fair value loss on derivative financial instruments used to hedge foreign currency and interest rate risk of €0.4 billion (2016: gain of €0.1 billion) which partially offsets a corresponding foreign exchange gain on borrowings of €0.8 billion (2016: loss of €0.3 billion), with the net foreign exchange gain on borrowings impacting net debt by approximately €0.4 billion (2016: loss of €0.2 billion).

ARD Finance S.A.

The maturity profile of the Group’s borrowings is as follows:

	At December 31,
	2017	2016
	€m	€m
Within one year or on demand	2	8
Between one and two years	1	8
Between two and five years	962	3,332
Greater than five years	7,437	6,359
	8,402	9,707

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2017	€m	€m	€m
Within one year or on demand	482	2	1,660
Between one and two years	481	70	—
Between two and five years	2,373	55	—
Greater than five years	8,128	126	—

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2016	€m	€m	€m
Within one year or on demand	555	8	1,548
Between one and two years	555	—	—
Between two and five years	4,724	—	—
Greater than five years	7,100	—	—

The carrying amount and fair value of the Group’s borrowings are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	bond premium	Total	Fair value
At December 31, 2017	€m	€m	€m	€m
Loan notes	8,465	(73)	8,392	8,910
Finance leases	7	—	7	7
Bank loans, overdrafts and revolving credit facilities	3	—	3	3
	8,475	(73)	8,402	8,920

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	bond discount	Total	Fair value
At December 31, 2016	€m	€m	€m	€m
Loan notes	9,166	(96)	9,070	9,377
Term loan	629	(2)	627	635
Finance leases	7	—	7	7
Bank loans, overdrafts and revolving credit facilities	3	—	3	3
	9,805	(98)	9,707	10,022

ARD Finance S.A.

Financing activity

2017 – Ardagh Group

On January 30, 2017, the Ardagh Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Ardagh Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Ardagh Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility, together with applicable redemption premiums and accrued interest.

On March 21, 2017, the Ardagh Group replaced its wholly-owned subsidiary, Ardagh Packaging Holdings Limited as the parent guarantor under the then outstanding notes issued by Ardagh Holdings USA Inc. and Ardagh Packaging Finance plc.

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Ardagh Group redeemed in full $415 million 6.750% Senior Notes due 2021 and paid applicable redemption premiums and accrued interest.

On June 12, 2017, the Ardagh Group issued £400 million 4.750% Senior Notes due 2027. The proceeds, together with certain cash, were used to redeem, on June 12, 2017, the Ardagh Group’s $500m Senior Secured Floating Rate Notes due 2021, and to pay applicable redemption premiums and accrued interest.

On August 1, 2017, the Ardagh Group redeemed in full the 4.250% First Priority Senior Secured Notes due 2022, together with applicable redemption premiums and accrued interest.

On December 7, 2017, the Ardagh Group closed a committed five year $850 million Global Asset Based Loan facility. This facility, secured by trade receivables and inventories, replaces the HSBC Securitization Program and the Bank of America Facility. It will provide funding for working capital and general corporate purposes. On December 31, 2017, the Ardagh Group has €678 million available under this facility.

2016 – ARD Finance Group

On September 16, 2016, the Group issued the following notes:

•	$770 million 7.125%/7.875% Senior Secured Toggle Notes due 2023; and
•	€845 million 6.625%/3.375% Senior Secured Toggle Notes due 2023.

The net proceeds from the issuance and sale of these notes were used to redeem the €710 million aggregate principal amount of the Ardagh Group’s 8.625% Senior PIK Notes due 2019 and the €250 million aggregate principal amount of the Ardagh Group’s 8.375% Senior PIK Notes due 2019, as well as to finance a dividend.

2016 – Ardagh Group

On May 16, 2016 the Ardagh Group issued the following notes:

•	$1,000 million aggregate principal amount of 4.625% Senior Secured Notes due 2023;
•	$500 million aggregate principal amount of Senior Secured Floating Rate Notes due 2021 at a coupon of LIBOR plus 3.250%;

ARD Finance S.A.

•	€440 million aggregate principal amount of 4.125% Senior Secured Notes due 2023;
•	$1,650 million aggregate principal amount of 7.250% Senior Notes due 2024; and
•	€750 million aggregate principal amount of 6.750% Senior Notes due 2024.

The net proceeds from the issuance and sale of these notes were used to finance the Beverage Can Acquisition and to repay the following notes:

•	€475 million aggregate principal amount of 9.250% Senior Notes due 2020;
•	$920 million aggregate principal amount of 9.125% Senior Notes due 2020; and
•	$15 million aggregate principal amount of $150 million 7.000% Senior Notes due 2020.

These notes were repaid on May 16, 2016.

The notes issued to finance the Beverage Can Acquisition were held in escrow from the issuance date to the acquisition completion date. Interest charged during this period has been classified as an exceptional finance expense (see Note 4).

On October 3, 2016 the Ardagh Group agreed to extend the maturity of the Term Loan B Facility by two years to December 2021.

On November 15, 2016, the Ardagh Group repaid in full the principal amount outstanding of its $135 million 7.000% Senior Notes due 2020. Costs associated with the early redemption have been classified as exceptional in the consolidated income statement.

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2017			2016
	USD	EUR	GBP	USD	EUR	GBP
7.125% / 7.875% Senior Secured Toggle Notes	7.49%	—	—	7.57%	—	—
6.625% / 7.375% Senior Secured Toggle Notes	—	7.03%	—	—	7.05%	—
2.750% Senior Secured Notes due 2024	—	2.92%	—	—	—	—
4.625% Senior Secured Notes due 2023	5.16%	—	—	5.18%	—	—
4.125% Senior Secured Notes due 2023	—	4.63%	—	—	4.66%	—
4.250% Senior Secured Notes due 2022	4.51%	—	—	—	—	—
4.250% First Priority Senior Secured Notes due 2022	—	—	—	—	4.52%	—
First Priority Senior Secured Floating Rate Notes due 2019	—	—	—	3.49%	—	—
Senior Secured Floating Rate Notes due 2022	—	—	—	4.26%	—	—
4.750% Senior Notes due 2027	—	—	4.99%	—	—	—
6.000% Senior Notes due 2025	6.14%	—	—	—	—	—
7.250% Senior Notes due 2024	7.72%	—	—	7.74%	—	—
6.750% Senior Notes due 2024	—	7.00%	—	—	7.01%	—
6.000% Senior Notes due 2021	6.38%	—	—	6.38%	—	—
6.750% Senior Notes due 2021	—	—	—	7.45%	—	—
6.250% Senior Notes due 2019	—	—	—	7.25%	—	—
USD Term Loan B Facility due 2021	—	—	—	4.16%	—	—

ARD Finance S.A.

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2017	2016
	€m	€m
Euro	2,770	3,167
U.S. dollar	5,183	6,538
British pound	449	2
	8,402	9,707

The Group has the following undrawn borrowing facilities:

	At December 31,
	2017	2016
	€m	€m
Expiring within one year	1	1
Expiring beyond one year	678	249
	679	250

Derivative financial instruments

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1    Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3    Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and  Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior secured and senior notes - The fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)	Loan notes - The fair values are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the loan notes trade are not active.
(iii)

Bank loans, overdrafts and revolving credit facilities – The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iv)	Finance leases - The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)	CCIRS - The fair values of the CCIRS are valued using Level 2 valuation inputs.
(vi)	Commodity and foreign exchange derivatives – The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	€m	€m	€m	€m
Fair Value Derivatives
Metal forward contracts	14	164	—	—
Cross currency interest rate swaps	—	—	251	2,591
Forward foreign exchange contracts	3	149	1	43
NYMEX gas swaps	—	—	1	17
Carbon futures	2	8	—	—
At December 31, 2017	19	321	253	2,651

ARD Finance S.A.

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	€m	€m	€m	€m
Fair Value Derivatives
Metal forward contracts	8	187	—	—
Cross currency interest rate swap	124	1,499	—	—
Forward foreign exchange contracts	—	—	8	195
NYMEX gas swaps	2	15	—	—
Carbon futures	1	2	—	—
At December 31, 2016	135	1,703	8	195

Derivative instruments with a fair value of €6 million (2016: €124 million) are classified as non-current assets and €13 million (2016: €11 million) as current assets in the consolidated statement of financial position at December 31, 2017. Derivative instruments with a fair value of €251 million (2016: €nil) are classified as non-current liabilities and €2 million (2016: €8 million) as current liabilities in the consolidated statement of financial position at December 31, 2017.

The majority of derivative assets and liabilities mature within one year with the exception of the cross currency interest rate swaps (“CCIRS”) which mature at dates between February 2019 and February 2023 and certain metal forward contracts which mature at dates between October 2019 and October 2020.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi‑annual interest cash payments and receipts are made and received in relation to the CCIRS.

The Ardagh Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

2017

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net fair value liability at December 31, 2017 of €251 million (December 31, 2016: net asset of €124 million). In the year ended December 31, 2017 the Ardagh Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Ardagh Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in May 2022. The Ardagh  Group received net proceeds of €42 million in consideration and recognized an exceptional loss of €14 million on the termination (see Note 4).

2016

In June 2016, the Ardagh Group entered into cross currency interest rate swaps totaling $1,300 million.  These swaps were entered into in order to partially swap the U.S. dollar principal and interest repayments on the Ardagh Group’s $1,650 million 7.250% Senior Notes due 2024 equally into euro and British pounds. The Ardagh Group also hedges a further $440 million of its external debt and interest thereon into euro using a CCIRS.

An exceptional gain of €78 million was recognised in the consolidated income statement for the year relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter. Further, an exceptional loss of €10 million was incurred relating to cross currency interest rate swaps for which hedge accounting did not apply (see Note 4).

ARD Finance S.A.

In December 2015, the Ardagh Group terminated its existing CCIRS due for maturity in June 2019, and replaced it with a new CCIRS with a maturity date of June 2019. The Ardagh Group received proceeds of €81 million in consideration of the termination.

Net investment hedge in foreign operations

The Ardagh Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Ardagh Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in other comprehensive income. The gain or loss relating to an ineffective portion is recognised immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is sold. The amount that has been recognised in the consolidated income statement due to ineffectiveness is €nil (2016: €nil; 2015: €nil).

Metal forward contracts

The Ardagh Group hedges a substantial portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is €nil; no premium is paid or received.

Forward foreign exchange contracts

The Ardagh Group operates in a number of countries and, accordingly, hedges a portion of its currency transaction risk. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is €nil; no premium is paid or received.

NYMEX gas swaps

The Ardagh Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX‑quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is €nil;  no premium is paid or received.

Carbon futures

The Ardagh Group hedges a portion of its carbon purchases using European Union Allowance (‘EUA’) futures contracts. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices.

18. Employee benefit obligations

The Ardagh Group operates defined benefit and defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the U.S. and the United Kingdom. Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

ARD Finance S.A.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2017 were those recommended by the actuaries. In addition, the Ardagh Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of €831 million (2016: €905 million) include other employee benefit obligations of €110 million (2016: €122 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		UK		Netherlands		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Obligations	(1,094)	(1,137)	(338)	(345)	(834)	(898)	(16)	(540)	(21)	(22)	(2,303)	(2,942)
Assets	983	1,012	—	—	589	626	—	513	10	8	1,582	2,159
Net obligations	(111)	(125)	(338)	(345)	(245)	(272)	(16)	(27)	(11)	(14)	(721)	(783)

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Current service cost and administration costs:
Cost of sales ‑ current service cost	(38)	(37)	(40)
Cost of sales ‑ past service credit	7	29	—
SGA ‑ current service cost	(3)	(5)	(5)
SGA ‑ past service credit	2	10	—
	(32)	(3)	(45)
Finance expense (Note 5)	(22)	(24)	(23)
	(54)	(27)	(68)

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Re-measurement of defined benefit obligation:
Actuarial (loss)/gain arising from changes in demographic assumptions	(5)	24	8
Actuarial (loss)/gain arising from changes in financial assumptions	(93)	(251)	99
Actuarial gain/(loss) arising from changes in experience	2	(10)	30
	(96)	(237)	137
Re-measurement of plan assets:
Actual return/(loss) less expected return on plan assets	140	112	(81)
Actuarial gain/(loss) for the year on defined benefit pension schemes	44	(125)	56
Actuarial (loss)/gain on other long term and end of service employee benefits	(1)	4	16
	43	(121)	72

The actual return on plan assets resulted in a gain of €203 million in 2017 (2016: €186 million gain; 2015: €9 million loss).

ARD Finance S.A.

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2017	2016	2017	2016
	€m	€m	€m	€m
At January 1,	(2,942)	(2,614)	2,159	1,976
Interest income	—	—	63	74
Acquired	—	(354)	—	271
Current service cost	(41)	(42)	—	—
Past service credit	9	39	—	—
Interest cost	(82)	(95)	—	—
Administration expenses paid from plan assets	—	—	(2)	(3)
Re-measurements	(96)	(237)	140	112
Obligations/(assets) extinguished on reclassification	535	187	(535)	(187)
Employer contributions	—	—	45	43
Employer contributions ‑ acquisition related	—	—	—	7
Employee contributions	(2)	(5)	2	5
Benefits paid	145	118	(145)	(118)
Exchange	171	61	(145)	(21)
At December 31,	(2,303)	(2,942)	1,582	2,159

The defined benefit obligations above include €379 million (2016: €380 million) of unfunded obligations. Employer contributions above include €6 million contributed under schemes extinguished during the year (2016: €11 million).

Interest income and interest cost in the table above does not include interest cost of €3 million (2016: €3 million; 2015: €2 million) relating to other employee benefit obligations.

During the year ended December 31, 2017 a defined benefit pension scheme in the Netherlands was transferred to a multi-employer scheme. Prior to the date of transfer, a past service credit of €9 million was recognised such that on the date of transfer the defined benefit obligation and asset were both €535 million (December 31, 2016: €524 million and €513 million respectively). The Ardagh Group has taken the exemption under IAS 19 (R) to account for multi-employer schemes as defined contribution schemes. As a result, the scheme is no longer accounted for as a defined benefit obligation scheme at December 31, 2017.

During the year ended December 31, 2016 the Ardagh Group recognized a past service credit of €21 million following the amendment of certain defined benefit pension schemes in Glass Packaging North America. This was classified as an exceptional gain (Note 4). The remaining past service credit of €18 million was recognized following the transfer of a Netherlands defined benefit pension scheme to a multi‑employer scheme as outlined hereafter, and following other defined benefit pension scheme amendments in Glass Packaging North America. During the year ended December 31, 2016 a defined benefit pension scheme in the Netherlands was transferred to a multi‑employer scheme. Prior to the date of transfer, a past service credit of €8 million was recognized such that on the date of transfer, the defined benefit obligation and asset were both €187 million (December 31, 2015: €174 million and €168 million respectively).

The net obligations and assets acquired as part of the Beverage Can Acquisition exclude €33 million other employee benefit obligations mainly relating to a post‑retirement medical scheme in North America. The Ardagh Group was required to make a once‑off contribution of €7 million in respect of the acquired defined benefit schemes.

ARD Finance S.A.

Plan assets comprise:

	At December 31,
	2017	2017	2016	2016
	€m	%	€m	%
Equities	981	62	1,152	53
Target return funds	248	16	275	13
Bonds	208	13	558	26
Cash/other	145	9	174	8
	1,582	100	2,159	100

The pension assets do not include any of the Company’s ordinary shares, other securities or other Ardagh Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include national and international equities, fixed income government and non‑government securities and real estate, as well as cash.

Characteristics and associated risks

Glass Packaging North America and Metal Packaging Americas each sponsor a defined benefit pension plan which is subject to Federal law (ERISA), reflecting regulations issued by the Internal Revenue Service (IRS) and the Department of Labor.

The Glass Packaging North America plan covers both hourly and salaried employees. The plan benefits are determined using a formula which reflects an employee’s years of service and either their final average salary or a dollar per month benefit level. The plan is governed by a Fiduciary Benefits Committee (‘the Committee’) which is appointed by the Company and contains only employees of Ardagh Group. The Committee is responsible for the investment of the plan’s assets, which are held in a trust for the benefit of employees, retirees and their beneficiaries, and which can only be used to pay plan benefits and expenses.

The defined benefit pension plan is subject to IRS funding requirements with actuaries calculating the minimum and maximum allowable contributions each year. The defined benefit pension plan currently has no cash contribution requirement due to the existence of a credit balance following a contribution of approximately $200 million made in 2014 in connection with the VNA Acquisition. The Pension Benefit Guaranty Corporation (PBGC) protects the pension benefits of employees and retirees when a plan sponsor becomes insolvent and can no longer meet its obligation. All plan sponsors pay annual PBGC premiums that have two components: a fixed rate based on participant count and a variable rate which is determined based on the amount by which the plan is underfunded.

The Metal Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The UK pension plans are trust‑based UK funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There are two pension plans in place relating to Metal Packaging Europe, one of which relates to the Beverage Can Business. There are two pension plans in place in Glass Packaging Europe. One of the pension plans in the Metal Packaging Europe division has been closed to future accrual from July 1, 2014. For this plan, pensions are calculated based on service to the point of closure, but with members’ benefits retaining a final salary link while employed by the Company. The other Metal Packaging Europe pension plan, relating to the Beverage Can Business, is closed to new entrants. For this plan, pensions are calculated based on service to retirement with members’ benefits based on final career earnings. The pension plans relating to the Glass Packaging Europe division have been closed to future accrual from March 31, 2013 and September 30, 2015 respectively.

ARD Finance S.A.

The UK pension plans are each governed by a board of trustees which is independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The UK pension plans are subject to the UK regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

The Ardagh Group operates a number of defined benefit pension schemes in Germany including three relating to the Beverage Can Business. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e., the plans are unfunded defined benefit plans.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.10	3.20
Rates of increase in salaries	2.00 - 3.00	2.00 - 3.00	2.50	2.50	2.60	2.20
Discount rates	3.80	4.45	1.68 - 2.24	1.57 - 2.06	2.70	2.80

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	21	21	21	21
Life expectancy, future pensioners	23	23	24	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated €180 million (2016: €243 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated €192 million (2016: €242 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated €80 million (2016: €93 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated €76 million (2016: €93 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated €86 million (2016: €93 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated €81 million (2016: €92 million).

The impact of increasing the life expectancy by one year would result in an increase in the Ardagh Group’s liability of €46 million at December 31, 2017 (2016: €63 million), holding all other assumptions constant.

The Ardagh Group’s best estimate of contributions expected to be paid to defined benefit plans in 2018 is €30 million (2017: €37 million).

ARD Finance S.A.

The principal defined benefit schemes are described briefly below:

	Metal Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2017
Active members	467	1,694	943	—	1,011	4,137
Deferred members	954	706	139	1,527	759	2,697
Pensioners including dependents	756	1,081	150	744	762	6,379
Weighted average duration (years)	21	17	17	23	18	13
2016
Active members	467	1,803	970	—	1,032	4,043
Deferred members	954	664	115	1,527	732	2,648
Pensioners including dependents	756	1,011	133	744	786	6,302
Weighted average duration (years)	20	18	20	23	19	12

The expected total benefit payments over the next five years are:

						Subsequent
	2018	2019	2020	2021	2022	five years
	€m	€m	€m	€m	€m	€m
Benefits	97	95	98	101	104	560

The Ardagh Group also has defined contribution plans; the contribution expense associated with these plans for 2017 was €31 million (2016: €31 million; 2015: €14 million). The Ardagh Group’s best estimate of the contributions expected to be paid to these plans in 2018 is €36 million.

Other employee benefits

	At December 31,
	2017	2016
	€m	€m
End of service employee benefits	21	23
Long term employee benefits	89	99
	110	122

End of service employee benefits comprise principally amounts due to be paid to employees leaving the Ardagh Group’s service in France and Italy.

Long term employee benefit obligations comprise amounts due to be paid under post‑retirement medical schemes in Glass Packaging North America and Metal Packaging Beverage Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

19. Provisions

	At December 31,
	2017	2016
	€m	€m
Current	58	69
Non-current	37	57
	95	126

ARD Finance S.A.

		Other	Total
	Restructuring	provisions	provisions
	€m	€m	€m
At January 1, 2016	18	78	96
Acquisitions (Note 22)	—	38	38
Provided	25	29	54
Released	(11)	(15)	(26)
Paid	(10)	(28)	(38)
Exchange	—	2	2
At December 31, 2016	22	104	126
Provided	11	23	34
Released	(2)	(28)	(30)
Paid	(9)	(19)	(28)
Exchange	(1)	(6)	(7)
At December 31, 2017	21	74	95

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, workers’ compensation provisions in Glass Packaging North America, and onerous leases.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2018. The remaining balance contains longer term provisions for which the timing of the related payments is subject to uncertainty.

20. Trade and other payables

	At December 31,
	2017	2016
	€m	€m
Trade payables	1,225	1,055
Other payables and accruals	365	419
Amounts owed to parent company	—	3
Other tax and social security payable	41	32
Payables and accruals for exceptional items	29	39
	1,660	1,548

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

21. Cash generated from operating activities

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Profit/(loss) for the year	34	(155)	(120)
Income tax (credit)/charge (Note 6)	(35)	60	43
Net finance expense (Note 5)	602	615	527
Depreciation and amortization (Notes 8, 9)	611	507	403
Exceptional operating items (Note 4)	128	131	81
Movement in working capital	64	120	90
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(65)	(159)	(54)
Exceptional restructuring paid	(9)	(10)	(20)
Cash generated from operations	1,330	1,109	950

ARD Finance S.A.

22. Business combinations and disposals

On April 22, 2016 the Ardagh Group entered into an agreement with Ball Corporation and Rexam PLC to acquire Beverage Can. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately €2.8 billion ($3.0 billion).

This was a strategically important acquisition which was highly complementary to the Ardagh Group's existing metal and glass packaging businesses.

The following table summarizes the consideration paid for the Beverage Can Business and the fair value of assets acquired and liabilities assumed.

€m
Cash and cash equivalents	10
Property, plant and equipment	632
Intangible assets	1,289
Inventories	265
Trade and other receivables	331
Trade and other payables	(436)
Net deferred tax liability	(146)
Employee benefit obligations	(116)
Provisions	(38)
Total identifiable net assets	1,791
Goodwill	904
Total consideration	2,695

The allocations above are based on the fair values at the acquisition date. The purchase price allocation was completed on June 30, 2017.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the acquired workforce.

Goodwill of €268 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

23. Related party information

(i)	Interests of Mr. Paul Coulson

As of February 21, 2018, the approval date of these financial statements, companies owned by Paul Coulson own approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company of ARD Finance S.A.. Through its investment in the Yeoman group of companies, one of these companies has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2017, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A. During 2017, the Group incurred costs of €nil (2016: €nil; 2015: €nil) for fees charged by the Yeoman group of companies. The amount outstanding at year end was €nil (2016: €nil; 2015: €nil).

ARD Finance S.A.

(iii)	Common directorships

Four of the ARD Finance S.A. directors (Paul Coulson, Brendan Dowling, Wolfgang Baertz, and Herman Troskie) also serve as directors in the Yeoman group of companies. All of the existing directors of ARD Finance S.A. are members of the Board of Directors of ARD Holdings S.A..

(iv)	Joint ventures

At December 31, 2017, the Ardagh Group’s investment in joint ventures is €8 million (2016: €6 million). Transactions and balances outstanding with joint ventures are not material for the year ended and as at December 31, 2017 (2016: not material, 2015: not material).

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board of Directors of Ardagh Group S.A. and the Ardagh Group’s executive leadership team during the reporting period. The composition of key management was re-defined during 2017. As a result, amounts previously reported for the years ended December 31, 2016 and 2015 have been re-presented in order to improve comparability. The amount outstanding at year end was €6 million (2016: €4 million, 2015: €4 million).

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Salaries and other short term employee benefits	11	11	9
Post-employment benefits	1	1	1
	12	12	10
Transaction related and other compensation	6	26	—
	18	38	10

(vi)	Pension schemes

The Ardagh Group’s pension schemes are related parties. For details of all transactions during the year, please read Note 18.

(vii)	Senior Secured Toggle Notes due 2023

Certain Directors of the Company acquired and hold the Toggle Notes, as issued by the Company in September 2016. There have been no materially significant transactions by the Directors relating to the Toggle Notes in the year ended December 31, 2017.

ARD Finance S.A.

(viii) Subsidiaries

The following table provides information relating to the Ardagh Group’s principal operating subsidiaries, all of which are wholly owned, at December 31, 2017 and 2016.

Company	Country of incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda	Brazil	Metal Packaging
Ardagh Metal Packaging Czech Republic s.r.o.	Czech Republic	Metal Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Aluminium Packaging France SAS	France	Metal Packaging
Ardagh MP West France SAS	France	Metal Packaging
Ardagh Metal Packaging France SAS	France	Metal Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Packaging
Ardagh Metal Beverage France SAS	France	Metal Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Packaging Germany GmbH	Germany	Metal Packaging
Ardagh Germany MP GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Packaging
Ardagh Group Italy S.r.l.	Italy	Glass and Metal Packaging
Ardagh Aluminium Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Packaging Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Packaging
Ardagh Metal Packaging Iberica S.A.	Spain	Metal Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging USA Inc.	United States	Metal Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Packaging

ARD Finance S.A.

24. Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination; and
•	the design, characteristics, and recycling of its products.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Ardagh Group's U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously pursue all options, including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Ardagh Group is involved in certain other legal proceedings arising in the normal course of its business. The Ardagh Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

25. Events after the reporting period

There have been no significant events after the balance sheet date which would require disclosure in or amendment to the financial statements.

ARD Finance S.A.

26. Company financial information

This note has been included in these financial statements in accordance with the requirements of Regulation S‑X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for ARD Finance S.A. as presented in accordance with IFRS as issued by the IASB.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

i)	Statement of financial position

	At December 31,
	2017	2016
	€m	€m
Non-current assets
Investments in subsidiary undertakings	882	837
Receivables from subsidiary undertaking	642	730
	1,524	1,567
Current assets
Receivables from subsidiary undertaking	8	15
Cash and cash equivalents	32	4
	40	19
Total assets	1,564	1,586
Equity attributable to owners of the parent
Issued capital	—	—
Retained earnings	54	(15)
Total equity	54	(15)
Non-current liabilities
Borrowings	1,479	1,569
	1,479	1,569
Current liabilities
Interest payable	31	31
Other payables	—	1
	31	32
Total liabilities	1,510	1,601
Total equity and liabilities	1,564	1,586

ii)	Statement of comprehensive income

	Year ended December 31,
	2017	2016	2015
`	€m	€m	€m
Dividend income	133	270	—
Finance expense	(111)	(31)	—
Finance income	50	14	—
Profit before tax	72	253	—
Income tax	—	—	—
Profit and total comprehensive income for the year	72	253	—

ARD Finance S.A.

iii)	Statement of cash flows

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Cash flows from operating activities
Cash generated from operations	—	—	—
Related party interest received	54	—	—
Interest paid	(105)	—	—
Net cash used in operating activities	(51)	—	—
Cash flows from investing activities
Repayment of loans from subsidiary undertakings	(3)	(404)	—
Contribution to subsidiary undertaking	(45)	(431)	—
Dividends received	133	270	—
Loans granted to subsidiary undertakings	—	(679)	—
Net cash received from/(used in) investing activities	85	(1,244)	—
Cash flows from financing activities
Net proceeds from borrowings	—	1,529	—
Dividends paid	(3)	(270)	—
Deferred debt issue costs paid	(3)	(12)	—
Net cash (outflow)/inflow from financing activities	(6)	1,247	—
Net increase in cash and cash equivalents	28	3	—
Cash and cash equivalents at the beginning of the year	4	1	1
Cash and cash equivalents at the end of the year	32	4	1

iv)	Maturity analysis of the Company’s borrowings

At December 31, 2017, the Company had €1,479 million of borrowings (2016: €1,569 million). Borrowings of €1,479 million at December 31, 2017 have a maturity of greater than five years.

v)	Distributions paid and received

During the year ended December 31, 2017 the Company received a dividend of €133 million (2016: €270 million, 2015: €nil) from a subsidiary company. The Company also paid a dividend to its parent company of €3 million (2016: €270 million, 2015: €nil).

vi)	Commitments and contingencies

The Company had no commitments and contingencies at December 31, 2017 (2016: €nil).

vii)	Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent‑only financial information.

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
IFRS loss reconciliation:
Parent only—IFRS profit for the year	72	253	—
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(41)	(408)	(120)
Consolidated IFRS loss for the year	31	(155)	(120)

ARD Finance S.A.

	At December 31,
	2017	2016	2015
	€m	€m	€m
IFRS equity reconciliation:
Parent only—IFRS equity	54	(15)	(3)
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(2,583)	(2,975)	(2,371)
Consolidated—IFRS equity	(2,529)	(2,990)	(2,374)

ARD Finance S.A.